Exhibit 99.1

JBDI Holdings Limited and Subsidiaries

Summary of Consolidated Financial and Other Data

	Six Months ended November 30,
	2024	2023
	$’000	$’000

Revenue	4,435	4,812
(Loss) Income from operations	(1,632)	406
Net (loss) income	(1,572)	363

Net (loss) income per share	$(0.08)	$0.02
Number of shares outstanding (’000)	19,788	18,038

●	Revenue decreased by approximately $0.4 million or 7.8% to approximately $4.4 million for the six months ended November 30, 2024 from approximately $4.8 million for the six months ended November 30, 2023.
●	Loss from operations was approximately $1.6 million for the six months ended November 30, 2024 as compared to income from operations was approximately $0.4 million for the six months ended November, 2023.
●	Net loss was approximately $1.6 million for the six months ended November, 2024 as compared net income approximately $0.4 million for the six months ended November, 2023.
●	Net loss per share was $0.08 as of November, 2024, compared to net income per share was $0.02 as of November, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended November 30, 2024 and 2023, our net revenue amounted to approximately $4.4 million and approximately $4.8 million, respectively, of which Singapore accounted for approximately $3.8 million for the six months ended November 30, 2024 and approximately $4.0 million for the six months ended November 30, 2023, respectively. Indonesia accounted for approximately $0.4 million for the six months ended November 30, 2024 and approximately $0.4 million for the six months ended November 30, 2023, respectively and Malaysia and other countries accounted for approximately $0.2 million for the six months ended November 30, 2024 and approximately $0.4 million for the six months ended November 30, 2023, respectively.

Our net loss amounted to approximately $1.6 million for the six months ended November 30, 2024 and net income amounted to approximately $0.4 million for the six months ended November 30, 2023, respectively.

Revenue

As set forth in the following table, during the six months ended November 30, 2023 and 2022, our revenue was derived from the sales of Reconditioned and new Containers, reconditioning and waste water equipment services and sales of Recycled materials serving the chemical and oil and gas industries:

	Six Months Ended November 30,
	2024		2023
	$’000%		$’000%

Revenue
Sales of Reconditioned Containers	2,982	67.2	3,342	69.5
Sales of new Containers	367	8.3	317	6.6
Reconditioning services	258	5.8	320	6.7
Waste water equipment services	-	-	9	0.2
Sales of Recycled materials and services	828	18.7	824	17.0

Total	4,435	100.00	4,812	100.0

Our total revenue decreased by approximately $0.4 million or 7.8% to approximately $4.4 million for the six months ended November 30, 2024 from approximately $4.8 million for the six months ended November 30, 2023. Such decrease was mainly attributable to the decrease in demand for Reconditioned Containers in Singapore, and Malaysia and other countries of approximately $0.4 million.

Our net loss amounted to approximately $1.6 million for the six months ended November 30, 2024 and our net income amounted to approximately $0.4 million for the six months ended November 30, 2023, respectively. The net loss for the six months ended November 30, 2024 was mainly caused by the decrease in the local demand for Reconditioned Containers in Singapore, Malaysia and other countries, and professional fees related initial public offerings (IPO).

Approximately 86.0% and 82.3% of our total revenue for the six months ended November 30, 2024 and 2023, respectively, were generated from customers located in Singapore. For the same six month periods, our revenue generated from customers located in Indonesia accounted for approximately 9.6% and 10.2% of our total revenue, respectively. For the same six month periods, our revenue generated from customers located in Malaysia accounted for approximately 4.4% and 7.5% of our total revenue, respectively.

Revenue by geographical locations

During the six months ended November 30, 2024 and 2023, the customers for our sale of Reconditioned Containers, Sales of new Containers, Reconditioning services, waste water equipment services and sales of Recycled materials were mainly located in Singapore. The following table sets out a breakdown of our revenue by geographic location of our customers for the six months ended November 30, 2024 and 2023:

	Six Months Ended November 30,
	2024		2023
	$’000%		$’000%

Singapore
Sales of Reconditioned Containers	2,363	61.9	2,490	62.9
Sales of new Containers	367	9.6	317	8.0
Reconditioning services	258	6.8	320	8.1
Waste water equipment services	-	-	9	0.2
Sales of Recycled materials	828	21.7	824	20.8

Total	3,816	100.0	3,960	100.0

	Six Months Ended November 30,
	2024		2023
	$’000%		$’000%

Indonesia
Sales of Reconditioned Containers	424	100.0	361	100.0

Total	424	100.0	361	100.0

	Six Months Ended November 30,
	2024		2023
	$’000%		$’000%

Malaysia and other countries
Sales of Reconditioned Containers	195	100.0	491	100.0

Total	195	100.0	491	100.0

Singapore

The revenue in Singapore decreased by approximately $0.1 million for the six months ended November 30, 2024, as compared to the corresponding six months ended November 30, 2023, and this was primarily attributable to the decrease in local demand for Reconditioned Containers.

Indonesia

The revenue in Indonesia increased by approximately $0.06 million for the six months ended November 30, 2024, as compared to the corresponding six months ended November 30, 2023, and this was primarily attributable to the increase in orders for Reconditioned Containers from existing customers.

Malaysia and other countries

The revenue in Malaysia and other countries decreased by approximately $0.3 million for the six months ended November 30, 2024, as compared to the corresponding six months ended November 30, 2023, and this was primarily attributable to the decrease in local demand for Reconditioned Containers.

Cost of revenues

During the six months ended November 30, 2024 and 2023, our cost of revenues increased by approximately $0.3 million or 24.2% to approximately $1.4 million for the six months ended November 30, 2024 from approximately $1.1 million for the six months ended November 30, 2023 Such decrease was mainly attributable to the decrease in our sales in Singapore, and Malaysia and other countries of approximately $0.4 million.

Gross profit and gross profit margin

Our total gross profit amounted to approximately $3.0 million and approximately $3.7 million for the six months ended November 30, 2024 and 2023, respectively. Our overall gross profit margins were approximately 68.1% and 76.3%for the six months ended November 30, 2024 and 2023, respectively. Our total gross profit increased during the six months ended November 30, 2024 from the corresponding period in 2023 generally due to lower profit margins from the sales of Reconditioned Containers.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended November 30, 2024 and 2023:

	Six Months Ended November 30,
	2024		2023
	$’000%		$’000%

Advertising	4	5.1	3	4.2
Commission	14	17.7	20	28.2
Freight charges	55	69.6	36	50.7
Transportation	3	3.8	4	5.6
Travelling	3	3.8	8	11.3

Total	79	100.0	71	100.0

Our selling and distribution expenses remained relatively stable at approximately $0.1 million and approximately $0.1 million for the six months ended November 30, 2024 and 2023, respectively, representing 1.8% and 1.5% of our total revenue for the corresponding six month periods.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended November 30, 2024 and 2023:

	Six Months Ended November 30,
	2024		2023
	$’000%		$’000%

Depreciation	176	3.8	259	8.1
Salaries and related costs	1,961	42.9	1,967	61.5
Repair and maintenance	28	0.6	22	0.7
Upkeep of motor vehicles	142	3.1	173	5.4
Logistics services	601	13.1	399	12.5
Management fees	90	2.0	133	4.2
Others	1,576	34.5	244	7.6

Total	4,574	100.0	3,197	100.0

An increase in administrative expenses by approximately $1.4 million from approximately $3.2 million for the six months ended November 30, 2023 to approximately $4.6 million for the six months ended November 30, 2024, respectively, representing 103.1% and 66.4% of our total revenue for the relevant six month periods. This is mainly due to other miscellaneous for professional fees related to initial public offerings (IPO).

Staff costs mainly represented salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased to approximately $2.0 million for the six months ended November 30, 2024 from $2.0 million for the six months ended November 30, 2023, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses mainly comprised insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep, and other miscellaneous expenses including professional fees related initial public offerings (IPO).

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the six months ended November 30, 2024 and 2023:

	Six Months Ended November 30,
	2024	2023
	$’000	$’000

Gain from disposal of plant and equipment	-	7
Interest incomes	2	*
Interest expenses	(18)	(21)
Government grants	2	16
Foreign exchange loss, net	(1)	-
Other incomes	76	60

Total	61	62

*Denotes the amount less than $1,000.

Interest expenses were approximately $0.02 million for the six months ended November 30, 2024 and approximately $0.02 million for the six months ended November 30, 2023 from our bank loans and financing facilities.

Income Tax Expenses

During the six months ended November 30, 2024 and 2023, our income tax expense was comprised of our current tax expense for the relevant six months periods.

For the six months ended November 30, 2024, our income tax was approximately $0.01 million and our effective tax rate was 0.1% due to the decrease in non-deductible expenses. Such income tax decrease was generally in line with the decrease in our profit for the six months periods.

For the six months ended November 30, 2023, our income tax was approximately $0.1 million and our effective tax rate was 16.1% due to the decrease in non-deductible expenses. Such income tax decrease was generally in line with the decrease in our profit for the six months periods.

Net Income

As a result of the foregoing, our net loss amounted to approximately $1.6 million for the six months ended November 30, 2024 and our net income amounted to approximately $0.4 million for the six months ended November 30, 2023, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended November 30, 2024 and 2023:

	Six Months Ended November 30,
	2024	2023
	$’000	$’000

Cash and cash equivalents at beginning of the period	190	457

Net cash (used in) provided by operating activities	(1,552)	432
Net cash used in investing activities	-	(7)
Net cash provided by (used in) financing activities	5,128	(788)
Effect on exchange rate change on cash, cash equivalents and restricted cash	3,576	29

Net change in cash and cash equivalents	(52)	(334)

Cash and cash equivalents as at end of the period	3,714	123

Cash flows from operating activities

For the six months ended November 30, 2024, our net cash used in operating activities was approximately $1.6 million, which primarily consisted of our net loss of $1.6 million, adding back and (i) the increase in accounts receivables of approximately $0.1 million, (ii) the decrease in accounts payables of approximately $0.1 million, (c) tax payment of approximately $0.01 million and was partially offset by (a) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.2 million.

For the six months ended November 30, 2023, our net cash provided by operating activities was approximately $0.4 million, which primarily consisted of our net income of $0.5 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.2 million, and (ii) the decrease in accounts receivables of approximately $0.04 million, and was partially offset by (a) the decrease in accounts payables of approximately $0.1 million, (b) the increase in inventories of approximately $0.1 million and (c) tax payment of approximately $0.1 million.

Cash flows from investing activities

For the six months ended November 30, 2024, there is no movement in net cash from investing activities.

For the six months ended November 30, 2023, our net cash used in investing activities was approximately $0.01 million, primarily consisting of the purchase of property, plant and equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of dividend paid, interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities, payment for capital portion of lease liabilities and proceeds from the issuance of new shares related to initial public offerings (IPO).

For the six months ended November 30, 2024, our net cash provided by financing activities of approximately $5.1 million, which mainly consisted of bank loan and lease liabilities repayment of approximately $0.2 million, repayment to related parties of approximately $1.3 million and offset by the issuance of new shares for initial public offerings (IPO) of approximately $6.7 million.

For the six months ended November 30, 2023, our net cash used in financing activities of approximately $0.8 million, which mainly consisted of bank loan and lease liabilities repayment of approximately $0.2 million, repayment to related parties of approximately $0.6 million.

About JBDI Holdings Limited

JBDI Holdings Limited is a leading provider of environmentally friendly and efficient products and services, specializing in the revitalization, reconditioning, and recycling of drums and related containers in Singapore and across Southeast Asia. With nearly four decades of industry experience, JBDI Holdings has established a strong reputation for quality and reliability, offering a wide range of reconditioned steel and plastic drums, new containers, and ancillary services.

Our mission is to help our customers achieve a zero environmental impact footprint while optimizing resource allocation and reducing costs. For more information, please visit https://www.jbdi.barrels.com.sg.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the registration statement on Form F-1 related to the Offering, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

JBDI Holdings Limited Contact:

Liang Zhao Rong

Chief Financial Officer

Telephone +65 6861 4150

zhaorong.liang@eugroup.com.sg